                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D/A



                               AMENDMENT NO. 1



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AMWAY ASIA PACIFIC LTD.
                             -----------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   G0352M 10 8
                                   -----------
                                 (CUSIP Number)


                             CRAIG N. MEURLIN, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                AMWAY CORPORATION
                             7575 FULTON STREET EAST
                               ADA, MICHIGAN 49355
                                 (616) 787-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)


                                -----------------

                                DECEMBER 15, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].


                         (Continued on following pages)



                             (Page 1 of 12 Pages)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             NEW AAP LIMITED
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                        (a)  [ ]
                                                                                                     (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to
             Items 2(d) or 2(e)                                                                           [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Bermuda
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                  8,181,756
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                            0
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                  8,181,756
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                  0
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             8,181,756
------------ ------------------------------------------------------------------------------------------------------
     12      Check if the aggregate amount in Row (11) excludes certain shares                            [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             14.5%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             CO
------------ ------------------------------------------------------------------------------------------------------



                                 (Page 2 of 12)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             APPLE HOLD CO., L.P.
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [X]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [  ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Bermuda
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                                     0
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                           0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                           0
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             0
------------ ------------------------------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares                        [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             0
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             PN
------------ ------------------------------------------------------------------------------------------------------

                              (Page 3 of 12 Pages)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             AP NEW CO., LLC
             88-0441077
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                     (a) [X]
                                                                                                  (b) [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Nevada
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                                     46,844,950
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                           0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                           46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
     12      Check if the aggregate amount in Row (11) excludes certain shares                        [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             OO
------------ ------------------------------------------------------------------------------------------------------

                              (Page 4 of 12 Pages)


-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             AMWAY CORPORATION
             38-1736584
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [X]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Michigan
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                          7      Sole voting power
                                           0
Number of Shares      ---------- ----------------------------------------------------------------------------------
Beneficially Owned        8      Shared voting power
by Each Reporting                         46,844,950
Person                ---------- ----------------------------------------------------------------------------------
                          9      Sole dispositive power
                                          0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                         46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares                    [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             CO
------------ ------------------------------------------------------------------------------------------------------

                              (Page 5 of 12 Pages)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             JAY VAN ANDEL TRUST
             38-6408901
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [X]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

             Michigan
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                                     0
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                           0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                           46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares                       [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             OO
------------ ------------------------------------------------------------------------------------------------------

                                 (Page 6 of 12)


-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             JAY VAN ANDEL
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [ ]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to
             Items 2(d) or 2(e)                                                                       [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization
             United States
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned     ---------- ---------------------------------------------------------------------------------
by Each Reporting          8      Shared voting power
Person                                     0
                       ---------- ---------------------------------------------------------------------------------
                           9      Sole dispositive power
                                           0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                           46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
    12      Check if the aggregate amount in Row (11) excludes certain shares                         [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             IN
------------ ------------------------------------------------------------------------------------------------------

                              (Page 7 of 12 Pages)

-------------------------------------------------------------------------------------------------------------------
                                                       CUSIP NO. G0352M 10 8
------------ ------------------------------------------------------------------------------------------------------
     1       Names of reporting persons
             IRS Nos. of above persons (entities only)

             RDV CORPORATION
             38-2977544
------------ ------------------------------------------------------------------------------------------------------
     2       Check the appropriate box if a member of a group                                    (a)  [X]
                                                                                                 (b)  [ ]
------------ ------------------------------------------------------------------------------------------------------
     3       SEC use only

------------ ------------------------------------------------------------------------------------------------------
     4       Source of funds

             OO
------------ ------------------------------------------------------------------------------------------------------
     5       Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      [ ]
------------ ------------------------------------------------------------------------------------------------------
     6       Citizenship or place of organization

                      Michigan
-------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

---------------------- ---------- ---------------------------------------------------------------------------------
                           7      Sole voting power
Number of Shares                           0
Beneficially Owned    ---------- ----------------------------------------------------------------------------------
by Each Reporting         8      Shared voting power
Person                                    0
                      ---------- ----------------------------------------------------------------------------------
                          9      Sole dispositive power
                                          0
                       ---------- ---------------------------------------------------------------------------------
                          10      Shared dispositive power
                                          46,844,950
---------------------- ---------- ---------------------------------------------------------------------------------
    11       Aggregate amount beneficially owned by each reporting person.
             46,844,950
------------ ------------------------------------------------------------------------------------------------------
    12       Check if the aggregate amount in Row (11) excludes certain shares                        [ ]
------------ ------------------------------------------------------------------------------------------------------
    13       Percent of class represented by amount in Row (11)
             82.9%
------------ ------------------------------------------------------------------------------------------------------
    14       Type of reporting person
             OO
------------ ------------------------------------------------------------------------------------------------------

                              (Page 8 of 12 Pages)

         The undersigned Reporting Persons hereby amend the Schedule 13D filed on December 27, 1999 (as emended, the "Schedule 13D") in connection with (a) the formation of Apple Hold Co., L.P., a limited partnership organized under the laws of Bermuda ("Hold Co."), (b) the organization of AP New Co., LLC, a Nevada limited liability company ("AP New Co.") and the sole general partner of Hold Co., (c) the execution and delivery of the First Amended and Restated Limited Partnership Agreement of Hold Co. (the "Partnership Agreement"), dated as of November 12, 1999, among AP New Co and the limited partners of Hold Co. (collectively, the "Partners"), (d) the Partners' contribution, in the aggregate, of 46,844,950 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Amway Asia Pacific Ltd., a Bermuda corporation ("AAP") to Hold Co. as initial capital contributions in exchange for partnership interests in Hold Co. (the "Partnership Interests") proportionate to such contributions and (e) the tender offer by New AAP Limited, a Bermuda corporation ("New AAP") and a wholly owned subsidiary of Hold Co., to purchase all the outstanding shares of Common Stock of AAP (the "Offer"), pursuant to a Tender Offer and Amalgamation Agreement (the "Agreement"), dated November 15, 1999, between New AAP, Hold Co. and AAP.


ITEM 2. IDENTITY AND BACKGROUND


         The information in Item 2 is hereby amended by adding the following:



                                 (Page 9 of 12)

         The Jay Van Andel Trust is a revocable trust established on August 28, 1978. David Van Andel is the sole trustee of the Jay Van Andel Trust and has no voting and no dispositive power under the trust with respect to the Common Stock. Jay Van Andel is the grantor of the Jay Van Andel Trust and has sole voting and sole dispositive power under the trust with respect to the Common Stock. Jay Van Andel has the power to revoke the trust at any time. David Van Andel and Jay Van Andel are both United States citizens.

                  David Van Andel, age 40, is the sole trustee of the Jay Van Andel Trust. Mr. Van Andel is also the Senior Vice President -- Americas and Europe at Amway Corporation, overseeing business activities for Amway North America, 22 European and 11 Latin American affiliates. Mr. Van Andel has held numerous positions within Amway including Senior Vice President of Operations, Vice President of Manufacturing and Operations and Director of Regional Distribution Centers. Mr. Van Andel is also Chairman of the Van Andel Research Institute and is a member of the Board of the U.S. Chamber of Commerce and of Amway's Board of Directors. Mr. Van Andel is a graduate of Hope College, Holland, Michigan.

                  Jay Van Andel, age 75, is the grantor of the Jay Van Andel Trust. Mr. Van Andel is also the co-founder of Amway Corporation.
         He has also been the Senior Chairman of Amway since 1995. Prior to that time, Mr. Van Andel was the Chairman of Amway. He attended Calvin College, Morningside College, Pratt Business School and Yale University Aviation Cadet School. Mr. Van Andel is a trustee of the Heritage Foundation and a trustee of the Citizen's Research Council of Michigan. In addition, Mr. Van Andel is a member of the MENSA Society. Mr. Van Andel's business address is 7575 Fulton Street East, Ada, Michigan 49355. Mr. Van Andel is a member of Amway's Board of Directors.



                             (Page 10 of 12 Pages)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


         The information set forth in Item 5(a)-(b) is hereby amended by adding the following:


         The Jay Van Andel Trust has no power to vote shares of Common Stock. The Jay Van Andel Trust has shared power to dispose of 46,844,950 shares of Common Stock.


         Jay Van Andel, under the terms of the Jay Van Andel Trust, has sole voting and sole dispositive power with respect to the Common Stock held by the trust.



                             (Page 11 of 12 Pages)

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   January 6,  2000          NEW AAP LIMITED




                                  By:      /s/ Craig N. Meurlin
                                     -----------------------------------------
                                  Name:    Craig N. Meurlin
                                  Title:   Vice President, Assistant Secretary


                                  APPLE HOLD CO., L.P.

                                  By:  AP NEW CO., LLC, its general partner

                                  By:  Amway Corporation, its Manager



                                  By:      /s/ Craig N. Meurlin
                                     -----------------------------------------
                                  Name:  Craig N. Meurlin
                                  Title: Senior Vice President, General
                                             Counsel and Secretary



                                  AP NEW CO., LLC

                                  By:  Amway Corporation, its Manager



                                  By:      /s/ Craig N. Meurlin
                                     -----------------------------------------
                                  Name:  Craig N. Meurlin
                                  Title: Senior Vice President, General
                                          Counsel and Secretary


                                  AMWAY CORPORATION

                                  By:      /s/ Craig N. Meurlin
                                     -----------------------------------------
                                  Name:  Craig N. Meurlin
                                  Title: Senior Vice President, General
                                             Counsel and Secretary


                                  JAY VAN ANDEL TRUST



                                  By:      /s/ Jay Van Andel
                                     -----------------------------------------
                                  Name:  Jay Van Andel
                                  Title:   Trustee


                                  /s/ Jay Van Andel
                                  --------------------------------------------
                                  Jay Van Andel


                                  RDV CORPORATION


                                  By:      /s/ Robert H. Schierbeek
                                     -----------------------------------------
                                  Name:  Robert H. Schierbeek
                                  Title:   Treasurer


                             (Page 12 of 12 Pages)